David J. Levine Partner 345 Park Avenue New York, NY 10154 dlevine@loeb.com	Direct 212.407.4935 Main 212.407.4000 Fax 212.818.1184

June 16, 2016

Suzanne Hayes Assistant Director Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

Re:	AzurRx BioPharma, Inc. Amendment No. 1 to Draft Registration Statement on Form S-1 Submitted October 16, 2015 CIK No. 0001604191

Dear Ms. Hayes:

On behalf of our client, AzurRx BioPharma, Inc., a Delaware corporation (the “Company”), we transmit herewith for submission on a confidential basis to the Securities and Exchange Commission (the “Commission”) the Company’s amended draft Registration Statement on Form S-1 (the “Amended Draft”). The Amended Draft is being filed to respond to the comments set forth in the Staff’s letter dated October 30, 2015 (the “Staff’s Letter”). In order to facilitate your review of the Amended Draft, we have restated and responded, on behalf of the Company, to the comments set forth in the Staff’s Letter:

Risk Factors Risks Related to Our Business and Industry Our President currently serves as an executive officer of another public..., page 15
Comment:

1.           We note your response to comment two, including your statement that Mr. Spoor plans to allocate a majority of his time to AzurRx after completion of the offering. The statement does not provide sufficient information about Mr. Spoor’s ability to devote sufficient time to AzurRx. Please revise to quantify the amount of time Mr. Spoor dedicated to FluoroPharma Medical in recent periods and discuss whether you expect that the time Mr. Spoor will need to dedicate to FluoroPharma Medical will change following the completion of the offering. If FluoroPharma Medical’s needs have changed and they no longer require as much of Mr. Spoor’s time and attention, please explain.

Response:
We have removed the risk factor referred to above as Mr. Spoor resigned his executive positions with FluoroPharma Medical and will accordingly devote substantially all his business time to AzurRx.

Intellectual Property, page 41
Comment:

2.           We note your response to comment 15. Please revise your disclosure to clarify that the patent dates are tied to the date of issuance and the time will not begin to run until the patent is issued and note the period of protection you will receive if the patent is issued.

Response:

We have revised the disclosure in the Amended Draft to clarify that patents granted from the Company’s pending application expire 20 years from the filing date of the earliest international (PCT) application.  We further clarified in the Amended Draft that enforcement of any patent is only possible after a patent is granted and before the expiration of the patent term.

Notes to Consolidated Financial Statements, AzurRx BioPharma, Inc., June 30, 2015, December 31, 2014 and Predecessor for December 31, 2013
Note 2 - Significant Accounting Policies
Fair Value Measurement, page F-10

Comment:

3.           Please refer to your response to comment 22. In footnote six you state that the contingent consideration consists of a $2.0 million milestone due upon receipt of the first approval by the Food and Drug Administration of a New Drug Application or Biologic License Application for a business product; royalty payments equal to 2.5% of net sales of business product up to $100.0 million and 1.5% of net sales of business product in excess of $100.0 million and ten percent of the Transaction Value received in connection with a sale or transfer of the pharmaceutical development business of Protea Europe. Please tell us why you believe it is appropriate to use a Black-Scholes Option Pricing Model in determining the fair value of the contingent consideration considering the nature of the events triggering payment.

Response:

A series of Black-Scholes Option Pricing Models (“BSM”) was used in determining the fair value of the contingent consideration to reflect the probabilistic and non-linear nature of the payments. The BSM is a multi-scenario, discounted cash flow (“DCF”) analysis performed in a risk-neutral framework. The lognormal distribution assumed in the option model is a proxy for the different possible forecast outcomes. Management’s forecast is reduced by the Weighted Average Cost of Capital (“WACC”) to arrive at a risk-neutral, expected trigger amount (i.e. net sales). The hurdle rate is contractual, much like the exercise price of an option. We used an asset volatility to reflect that the Company’s net sales variance most closely resembles total asset variance. The discount rate is the risk-free rate, because the expected cash flows are risk-neutral.

The BSM considers a distribution of possible outcomes in the same manner that a series of management cases and probabilities would. The BSM is a discounted cash flow analysis, and considers the time value of money and the risk associated with the future cash flow. The BSM goes one step further than a traditional DCF model in that the former considers a distribution of outcomes in one calculation. The inputs into a BSM need to be risk neutral (or risk free), and as such, one must remove risk from the company’s forecast to have it be a valid input into the model. Management’s forecast was discounted by the WACC to remove risk. The output is also risk-free as it is in a traditional DCF. Defined another way, the BSM is like a multi-outcome, risk neutral, discounted cash flow analysis.

Accordingly, we believe it is appropriate to use the BSM in determining the fair value of the contingent consideration considering the nature of the events triggering payment.

Exhibits
Comment:

4.           We note your response to comment 26 and disagree with your statement that Exhibit G outside the purview of your relationship with Mayoly as the agreement is attached to your agreement with Mayoly and is referenced in the provision defining “patents.” It is inappropriate to file an agreement without its exhibits unless the exhibits are redacted pursuant to a confidential treatment request. Please refile the agreement with Exhibit G. Alternatively, if the contents of Exhibit G are not material to investors and disclosure of the information would result in competitive harm, please amend your confidential treatment request to provide the required analysis.

Response:
The Mayoly agreement has been refiled and now includes Exhibit G.

Should you have any questions concerning any of the foregoing please contact David Levine at (212) 407-4923 or the undersigned at (212) 407-4935.

Sincerely,

/s/ David Levine

David Levine
Partner